Curaleaf to Begin Adult-Use Sales in Ohio on August 6

Curaleaf Products will be Available to Adults 21 and Over at Licensed Dispensaries Across Ohio

Curaleaf Newark to Commence Adult-Use Sales on August 6, 2024

STAMFORD, CT, August 5, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF)s ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced it will commence adult-use operations in Ohio. Beginning August 6, 2024, Curaleaf Newark will open for both adult-use and medical patients. Additionally on August 6, adults over the age of 21 will be able to purchase the Company’s premium cannabis products from third-party state-licensed dispensaries across the state.

Across the state, Curaleaf invites adult-use consumers to explore its wide array of premium products, including Select Briq, Select X Bites, Curaleaf and Grassroots flower, JAMS Jellies, and Plant Precision Ratio Bites. Curaleaf will welcome both medical patients and adult-use customers at Curaleaf Newark, located at 1150 North 21st Street, Newark, OH 43055. Dedicated dispensary associates will be on hand to answer questions, provide guidance, and help customers embark on their next cannabis adventure with safe, reliable, and effective cannabis products. Curaleaf Cuyahoga Falls is currently open to medical patients and will open to adult-use customers at a later date, pending regulatory approval.

“We have been eagerly anticipating the opportunity to serve a new community of Ohioians, and are thrilled to be a part of the first group of operators to kick off adult-use sales in the state,” said Matt Darin, CEO of Curaleaf. “We firmly believe that Ohio has the potential to be one of the nation’s most exciting cannabis markets and have prepared for this moment by increasing cultivation capacity and prioritizing flower availability to accommodate the launch. Having effectively transitioned several medical markets to adult-use, we look forward to introducing the state's adult-use consumers to our carefully curated brand and product collection to help them find the best-suited products to meet their diverse needs. Thanks to state leadership and the voters of Ohio, we now begin the process of building a new market that supports adult-use and medical customers alike.”

Curaleaf is committed to uplifting the Ohio cannabis market through corporate responsibility, inclusive hiring practices, and community-based initiatives. The Company will continue prioritizing care for medical patients by hiring additional staff and maintaining dedicated check-out lines and POS terminals. For more information on Curaleaf’s locations, patient resources, and products in Ohio, please visit https://curaleaf.com/dispensary/ohio.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select,

Grassroots, JAMS, Find, Zero Proof and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements:
This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the launch of adult-use sales in Ohio. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 6, 2024, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

Contacts:

Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.

Jordon Rahmil, VP, Public Relations
media@curaleaf.com